

Mail Stop 4561

October 5, 2017

Paul Kwon
Chief Financial Officer
PSI International, Inc.
4000 Legato Road
Suite 850
Fairfax, VA 22033

> **Re:** **PSI International, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 12, 2017**
> **File No. 024-10740**

Dear Mr. Kwon:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements and related disclosures throughout the offering circular pursuant to the guidance in Part F/S of Form 1-A.

Item 1. Offering Statement Cover Page, page 1

2.   Please revise to disclose on your cover page that the offering will be conducted on a best efforts basis by your officers, directors and employees, as stated on page 65, and advise in your response letter whether they are relying upon the safe harbor provisions of Rule 3a4-1 under the Securities Exchange Act of 1934.

3.   In addition, disclose here whether you will have any arrangements to place the funds in an escrow pursuant to Item 501(b) of Regulation S-K, and reconcile your related disclosures in the Plan of Distribution section that alternately state that "funds tendered by potential investors will be transferred directly to the Company" and that

"[s]ubscription funds which are accepted will be deposited into [y]our escrow account…." We note further your statement that you "will not consummate and close this offering without an approval letter from NASDAQ." Clarify what you will do with the funds if you do not receive an approval letter from NASDAQ.

Item 7. Description of the Business: Carroll County Project, page 43

4.   We note in the third quarter of 2017, you acquired Power Purchase Agreements for 20 years plus an optional 5 years with Carroll County, Maryland for a total 13.24 MW located in onsite and offsite of Carroll County, MD. Please tell us how you accounted for this transaction (i.e. acquisition accounting, lease accounting, etc.) and how you reached your conclusion.

Item 5. Plan of Distribution, page 65

5.   The language in this section and elsewhere in your filing is inconsistent as to whether you will or only "may" engage a registered broker-dealer to act as an underwriter. Please clarify, and confirm that, if and when you do engage an underwriter, you will file an amendment to your offering statement to identify the underwriter and disclose the terms of the underwritten offering.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 91

6.   We note from this disclosure that your executive officers and directors as a group account for only 40.98% of your outstanding common stock prior to the offering, and the table does not include any other 5% or greater beneficial owners. Please confirm that there are no other 5% or greater beneficial owners of your common stock, or revise the beneficial ownership table to provide the disclosure called for by Item 403(a) of Regulation S-K.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Law Clerk, at (202) 551-6711 or me at (202) 551-3483 with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Philip Magri